SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*



                            Silverstar Holdings, Ltd.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    G81365101

                                   ----------
                                 (CUSIP Number)


                                    12/31/00

             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No.  G81365101
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only). Clive Kabatznik

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
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3.       SEC Use Only

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4.       Citizenship or Place of Organization                      U.S.A.
--------------------------------------------------------------------------------

                      5.       Sole Voting Power                       815,000
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        6.       Shared Voting Power                     N/A
By Each               ----------------------------------------------------------
Reportin
Person With           7.       Sole Dispositive Power                  815,000
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power                N/A
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                               815,000

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
         N/A

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)
         12.1%

--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No. G81365101
--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer Leisureplanet Holdings, Ltd.

         (b)      Address of Issuer's Principal Executive Offices
                  Clarendon House, Church Street, Hamilton HM CX, Bermuda

ITEM 2.

         (a)      Name of Person Filing     Clive Kabatznik

         (b) Address of Principal Business Office or, if none, Residence 6100 Glades Road, Suite 305, Boca Raton, Florida 33434

         (c)      Citizenship       U.S.A.

         (d) Title of Class of Securities Common Stock, par value $.01 share

         (e)      CUSIP Number      G81365101

ITEM 4.      OWNERSHIP.

         As of December 31, 2000:

         (a)      Amount beneficially owned:815,000  .
                                           ---------

         Includes 190,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Kabatznik and 625,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 188,334 options, (ii) $3.75 per share with respect to 5,000 options, (iii) $4.75 per share with respect to 250,000 options,
(iv) $6.00 per share with respect to 5,000 options, (v) $2.19 with respect to 5,000 options, (vi) $4.06 with respect to 166,666 options, and (vii) $5.125 with respect to 5,000 options.

         Does not include 100,000 shares of Common Stock issuable upon exercise of options not exercisable within 60 days. Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

         (b)      Percent of class:         12.1%
                                     ----------------

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote    815,000  .
                                                                       ---------

                  (ii)     Shared power to vote or to direct the vote  N/A      .
                                                                      ----------

                  (iii)    Sole power to dispose or to direct the disposition of          815,000         .
                                                                                 -------------------------

                                      -3-


CUSIP No. G81365101
--------------------------------------------------------------------------------

                  (iv)     Shared power to dispose or to direct the disposition of      N/A      .
                                                                                   --------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001


                                                     /s/  Clive Kabatznik
                                                     ---------------------------
                                                     Name: Clive Kabatznik